FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

20 November 2008

File no. 0-17630

                  Holding(s) in Company

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:   Holding(s) in Company

Standard Form TR-1: Notifications of Major Interests in Shares

1.
Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
      CRH plc
2.  Reason for the notification (please place an X inside the appropriate bracket/s):

[ X ] An acquisition or disposal of voting rights

[ ] An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[ ] An event changing the breakdown of voting rights

[ ] Other (please specify)

3.  Full name of person(s) subject to notification obligation:
Capital Research and Management Company

4. Full name of shareholder(s) (if different from 3) :
-

5.  Date of transaction (and date on which the threshold is crossed or reached):
18th November 2008

6.  Date on which issuer notified:
20th November 2008

7.  Threshold(s) that is/are crossed or reached:
5%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares (if possible use ISIN CODE)	Situation previous to the triggering transaction
	Number of shares	Number of voting rights
Ordinary Shares (IE0001827041)	27,676,544	27,676,544

	Resulting situation after the triggering transaction
Class/type of shares (if possible use ISIN CODE)	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
Ordinary Shares (IE0001827041)	26,113,285		26,113,285		4.912%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	Number of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights
N/A

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
26,113,285	26,113,285	4.912%

9.  Chain of controlled undertakings through which the voting rights and/or the financial instruments are   effectively held, if applicable:
N/A

10. In case of proxy voting: [name of the proxy holder] will cease to hold [number] voting rights as of [date]:
 N/A

11. Additional information:
    Done at Los Angeles, California on 19th November 2008

12. Contact name:
 Neil Colgan
 Assistant Company Secretary

13. Contact telephone number:
+353 1 634 4340

APPENDIX
As of 18th November 2008
CRH plc	Number of Shares	Percent Outstanding
Capital Research and Management Company ("CRMC") holdings:	26,113,285	4.912%
Holdings by CRMC:
Capital Research and Management Company	26,113,285	4.912%

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  20 November 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director